UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)*

VERMILLION, INC.
 (Name of Issuer)

Common Stock, Par Value $0.001 Per Share
 (Title of Class of Securities)

92407M206
 (CUSIP Number)

Tino Hans Schuler
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045
(224) 880-1211
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 92407M206		Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
Tino Hans Schuler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,317,269 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,317,269 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,317,269 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.  This amount includes 730,144 Shares (as defined herein) that the Reporting Person has the right to acquire upon exercise of Warrants (as defined in Amendment No. 8).

SCHEDULE 13D

CUSIP No: 92407M206		Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
Tino Hans Schuler Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,412,129 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,412,129 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,412,129 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.  This amount includes 365,072 Shares (as defined herein) that the Reporting Person has the right to acquire upon exercise of Warrants (as defined in Amendment No. 8).

SCHEDULE 13D

Page 4 of 7 Pages

Item 1.	Security and Issuer

This Amendment No. 10 to Schedule 13D (“Amendment No. 10”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed on May 23, 2013, (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed on December 29, 2014, Amendment No. 2 filed on February 11, 2015, Amendment No. 3 filed on March 23, 2015, Amendment No. 4 filed on April 28, 2015, Amendment No. 5 filed on July 21, 2015, Amendment No. 6 filed on February 2, 2017, and Amendment No. 7 filed on September 5, 2017, Amendment No. 8 filed on April 19, 2018, and Amendment No. 9 filed on June 25, 2018 (collectively, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Shares”), of Vermillion, Inc. (the “Issuer”), whose principal executive offices are located at 12117 Bee Caves Road, Building Three, Suite 100, Austin, Texas 78738.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a-c,f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Tino Hans Schuler (“Tino Schuler”)
     100 N. Field Drive, Suite 360
     Lake Forest, Illinois 60045

ii.	Tino Hans Schuler Trust (the “Tino Trust”)
  100 N. Field Drive, Suite 360
  Lake Forest, Illinois 60045

Tino Schuler is a citizen of the United States, and is principally engaged in the business of serving as co-founder and Chief Executive Officer of Schuler Educational Consulting. He serves as sole trustee to the Tino Trust, an irrevocable family trust established for the benefit of Tino Schuler, and organized under the laws of the State of Illinois, and as co-trustee of the JS Grandchildren Trust and the Schuler Descendants Trust. In such capacity, Tino Schuler may be deemed to beneficially own the Shares and Warrants held by the Tino Trust, the Grandchildren Trust and the Schuler Descendants Trust (the “Tino Schuler Entities”).  Pursuant to Rule 13d-4 under the Act, the Reporting Persons disclaim beneficial ownership over the Shares and Warrants held by the Grandchildren Trust and the Schuler Descendants Trust and the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of the Shares and Warrants held by the Grandchildren Trust and the Schuler Descendants Trust.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

A total of 2,200,000 was paid to acquire the Shares acquired by the Reporting Persons in connection with the June 2019 Offering (defined and described in Item 4 herein), representing a price of $0.80 per Share.  Specifically: (i) the Tino Trust paid $1,800,000 to acquire 2,250,000 Shares; (ii) the

SCHEDULE 13D

Page 5 of 7 Pages

Schuler Descendants Trust paid $200,000 to acquire 250,000 Shares; and (iii) the JS Grandchildren Trust paid $200,000 to acquire 250,000 Shares.  The funds used to make these purchases were personal funds of Jack W. Schuler that had been entrusted to the Tino Schuler Entities.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 25, 2019, the Issuer announced the pricing of an underwritten public offering of 18,750,000 Shares at a price of $0.80 per Share, plus a 30-day option for the underwriter to purchase up to an additional 2,812,500 Shares at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any (the “June 2019 Offering”).  The June 2019 Offering closed on June 28, 2018.

In connection with the closing of the June 2019 Offering, the Tino Trust acquired 2,250,000 Shares, the Schuler Descendants Trust acquired 250,000 Share and the JS Grandchildren Trust acquired 250,000 Share.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b)  As of the date hereof, Tino Schuler may be deemed to beneficially own 8,317,269 Shares, representing approximately 8.7% of the Shares outstanding.  This amount consists of:  (i) 6,047,057 Shares held by the Tino Trust; (ii) Warrants to acquire 365,072 Shares held by the Tino Trust; (iii) 770,035 Shares held by the Schuler Descendants Trust; (iv) Warrants to acquire 182,536 Shares held by the Schuler Descendants Trust; (v) 770,033 Shares held by the JS Grandchildren Trust; and (vi) Warrants to acquire 182,536 Shares held by the JS Grandchildren Trust.  Tino Schuler disclaims beneficial ownership over the Shares and Warrants held by the Grandchildren Trust and the Schuler Descendants Trust.

As of the date hereof, the Tino Trust may be deemed to beneficially own 6,412,129 Shares, representing approximately 6.8% of the Shares outstanding.  This amount consists of:  (i) 6,047,057 Shares held by the Tino Trust; and (ii) Warrants to acquire 365,072 Shares held by the Tino Trust.

The foregoing percentages of Shares outstanding are based on a Shares outstanding figure that reflects the sum of:  (i) the 75,628,200 Shares outstanding as of June 25, 2019, as disclosed in the Issuer’s prospectus on Form 424B5, filed on June 27, 2019; (ii) the 18,750,000 Shares issued in connection with the June 2019 Offering; and (iii) for purposes of calculating beneficial ownership pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, the total number of Shares issuable to the applicable Reporting Person upon exercise of the Warrants.

As sole trustee of the Tino Trust, Tino Schuler and the Tino Trust share the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares and Warrants held by the Tino Trust.  As co-trustee of the Grandchildren Trust and Descendants Trust, Tino Schuler shares with such

SCHEDULE 13D

Page 6 of 7 Pages

entity and the other trustees the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares and Warrants held by the respective entity. Tino Schuler disclaims beneficial ownership over the Shares and Warrants held by the Grandchildren Trust and the Schuler Descendants Trust.

(c) Other than the purchases in the June 2019 Offering as described in Item 3 and Item 4 of this Amendment No. 10, no transactions in the Shares have been effected by the Reporting Persons within the past 60 days.

 (d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by the Schedule 13D.

(e) Not applicable.

SCHEDULE 13D

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tino Hans Schuler
/s/ Tino Hans Schuler

Tino Hans Schuler Trust
/s/ Tino Hans Schuler
Name: Tino Hans Schuler Title: Trustee

July 2, 2019

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).